Exhibit 99.1

Paragon Shipping Inc. Announces Adjournment of Annual Meeting of Shareholders

ATHENS, Greece, May 31, 2017 – Paragon Shipping Inc. (the “Company”) announced that the Annual Meeting of Shareholders (the “Annual Meeting”) of the Company held today has been adjourned until June 15, 2017 to allow additional time for the solicitation of proxies. The meeting will re-convene at the premises of the Company at 15 Karamanli Ave. 166 73 Voula, Greece, on June 15, 2017, at 12:00 p.m. local time.

The business scheduled for the re-convened Annual Meeting remains the same as set forth in the Company’s Proxy Statement for Annual Meeting of Shareholders dated April 19, 2017. Shareholders of the Company will consider and vote upon the following proposals:

1.	To elect two Class A Directors and one Class B Director of the Company to serve until the 2020 Annual Meeting of Shareholders ("Proposal One");

2.	To consider and vote upon a proposal to ratify the appointment of Ernst & Young (Hellas) Certified Auditors-Accountants S.A., as our independent registered public accounting firm for the fiscal year ending December 31, 2017 ("Proposal Two");

3.	To grant discretionary authority to the Company’s board of directors to (A) amend the Amended and Restated Articles of Incorporation of the Company to effect one or more consolidations of the issued and outstanding shares of common stock, pursuant to which the shares of common stock would be combined and reclassified into one share of common stock ratios within the range from 1-for-2 up to 1-for-1,000 (the “Reverse Stock Split”) and (B) determine whether to arrange for the disposition of fractional interests by shareholder entitled thereto, to pay in cash the fair value of fractions of a share of common stock as of the time when those entitled to receive such fractions are determined, or to entitle shareholder to receive from the Company’s transfer agent, in lieu of any fractional share, the number of shares of common stock rounded up to the next whole number, provided that, (X) that the Company shall not effect Reverse Stock Splits that, in the aggregate, exceeds 1-for-1,000, and (Y) any Reverse Stock Split is completed no later than the first anniversary of the date of the Annual Meeting ("Proposal Three"); and

4.	To transact such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.

Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting by the shareholders entitled to vote at the Meeting. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the Meeting by the holders of shares of stock entitled to vote thereon. Adoption of Proposal Three requires the affirmative vote of the holders of a majority of all outstanding shares entitled to vote thereon.

Shareholders who have not already done so are encouraged to vote on the proposals. Shareholders who have already voted need not take any further action.

About Paragon Shipping Inc.

Paragon Shipping Inc. is an international shipping company specializing in the transportation of drybulk cargoes and the provision of commercial management services to shipping companies. The Company's common shares trade on the OTCQB Venture Market under the symbol "PRGNF", and FINRA has designated its Senior Unsecured Notes as corporate bonds that are TRACE eligible under the symbol "PRGN4153414". For more information, visit: www.paragonship.com. The information contained on Paragon Shipping’s website does not constitute part of this press release.

Forward-Looking Statements

Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate,” “expect,” and “intend,” among others. These forward-looking statements are based on Paragon Shipping’s current expectations and actual results could differ materially. There are a number of factors that could cause actual events to differ materially from those indicated by such forward-looking statements. Paragon Shipping does not undertake an obligation to update or revise any forward-looking statement. Investors should read the risk factors set forth in the Annual Report on Form 20-F for the year ended December 31, 2016, as filed with the Securities and Exchange Commission (the “SEC”) on April 10, 2017, and future periodic reports filed with the SEC on or after the date hereof. All of Paragon Shipping’s forward-looking statements are expressly qualified by all such risk factors and other cautionary statements. The information set forth herein speaks only as of the date hereof.

Contacts:

Paragon Shipping Inc.
ir@paragonshipping.gr

DresnerAllenCaron

Michael Mason (Investors)

mmason@dresnerallencaron.com

(212) 691-8087